UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

BlackRock Insured Municipal Income Investment Trust (BAF)

(Name of Issuer)

Municipal Auction Rate Cumulative Preferred Shares

(Title of Class of Securities)

09250G201

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09250G201

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  265

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  265

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

265

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.67%*
*Item 13, above, is calculated based on the aggregate amount of 1,691 outstanding auction rate preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on November 8, 2010, dated as of August 31, 2010.

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

BlackRock Funds
100 Bellevue Parkway
Wilmington, DE 19809

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 265 shares of BAF Municipal Auction Rate Cumulative Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 15.67% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the BAF Municipal Auction Rate Cumulative Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since April 15, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 265 shares or 15.67% of the outstanding shares. George W. Karpus presently owns 5 shares. Mr. Karpus purchased 5 shares on May 13, 2010 at $20,625. JoAnn Van Degriff presently owns 3 shares. Ms. Van Degriff purchased 3 shares on September 14, 2010 at $21,375. Karpus Investment Management Profit Sharing Plan presently owns 3 shares. The Plan purchased 3 shares on September 14, 2010 at $21,375. Karpus Management Inc. presently owns 2 shares. Karpus Management Inc. purchased 2 shares on Septemeber 14, 2010 at $21,375. None of the other principals of KIM presently own shares of BAF Municipal Auction Rate Cumulative Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 none
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BAF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased BAF Municipal Auction Rate Cumulative Preferred Shares for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM submitted trustee nominees to the Fund pursuant to its advanced notice Bylaws. A copy of the referenced nomination letters are attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   February 17, 2011

EXHIBIT 1
ADVANCED NOTICE OF SHAREHOLDER NOMINATION
Transmitted February 16, 2011

ADVANCED NOTICE OF SHAREHOLDER NOMINATIONS FOR
TWO AUCTION RATE PREFERRED SHARE DIRECTORS FOR
BLACKROCK INSURED MUNICIPAL INCOME INVESTMENT TRUST

The Depository Trust Company             Date:  February 9, 2011

55 Water Street
New York, New York 10041
Attn: Proxy Department

RE: BlackRock Insured Municipal Income Investment Trust ("BAF" or the "Fund"),
 Auction Rate Preferred Stock, 09250G201
 U.S. Bank N.A. Participant account #2803

Gentlemen:
Please have your nominee, Cede & Co., sign the attached nomination letter, nominating Gerard J. Wenzke for election as a director of the Fund to be elected by the vote of the Auction Rate Preferred Stock voting separately as a class to elect one board member at the 2011 Annual Meeting, with respect to 3 shares of the above-referenced Auction Rate Preferred Stock credited to our DTC Participant account on the date hereof.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited to our DTC Participant account that are beneficially owned by our customer.

Please Federal Express the signed nomination to:

  U.S. Bank
  Attn: Megan Condon
  1555 N. RiverCenter Dr.
  Milwaukee, Wisconsin 53212

      Very truly yours,
      U.S. BANK N.A.

      BY:__________________
      NAME:________________
      TITLE:_______________

Medallion Stamp

Enclosure

Cede & Co.
C/o The Depository Trust Company
55 Water Street
New York, New York 10041
            Date:  February 9, 2011

VIA FACSIMILE: (302) 797-2473 &
OVERNIGHT MAIL

Howard B. Surloff, Secretary
BlackRock Closed-End Funds
40 East 52nd Street
New York, New York 10022-5911

RE:  Advanced Notice of Auction Rate Preferred Shareholder Nominations for
BlackRock Insured Municipal Income Investment Trust ("BAF" or the "Fund"),
to be Elected by the Vote of the Auction Rate Preferred Shares Voting Separately as a Class to Elect One Board Member at the 2011 Annual Meeting of the Fund's Shareholders

Mr. Surloff:
Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of auction rate preferred stock, $25,000 par value per share, of BlackRock Insured Municipal Income Investment Trust (the "Fund" or "BAF") (the "Auction Rate Preferred Stock"). These shares are registered on the stock transfer books of the Fund in the name of Cede & Co. Cede & Co. is informed by its Participant U.S. Bank N.A. (the "Participant"), that on the date hereof 3 shares of the Auction Rate Preferred Stock, CUSIP 09250G201, which is credited to the Participant's account, is beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

At the request of Participant, on behalf of Karpus, Cede & Co., as holder of record of the referenced shares of Auction Rate Preferred Stock, is hereby submitting this notice (the "Notice") to the Fund in accordance with the requirements of the Amended and Restated Bylaws of the Fund, nominating Gerard J. Wenzke ("Mr. Wenzke") for election as a director of the Fund to be elected by the vote of the Auction Rate Preferred Stock, voting separately as a class to elect one board member at the 2011 annual meeting of the Fund's shareholders, anticipated to be held in July 2011, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). Cede & Co. intends, and has been informed by Karpus that Karpus intends, to appear at the Annual Meeting in person or by proxy to submit the business specified in this Notice and all exhibits hereto.

Cede and Co.'s address is: c/o The Depository Trust Company, 55 Water Street, New York, New York 10041-0099. Participant U.S. Bank N.A.'s address is: 1555 N. RiverCenter Dr., Milwaukee, Wisconsin 53212, Attn: Megan Condon. Beneficial owner Karpus' address is: 183 Sully's Trail, Pittsford, New York 14534.

As stated above, Cede & Co. has been informed by Karpus that Karpus is seeking at the Annual Meeting to elect Mr. Wenzke as a member of the Board of Directors of the Fund, to be elected by the vote of the Auction Rate Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, and in that regard Cede & Co. hereby nominates Mr. Wenzke (the "Nominee") as a nominee for election a director of the Fund, to be elected by the vote of the Auction Rate Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting. The Nominee's consent to be named as a nominee for election as a director of the Fund, to be elected by the vote of the Auction Rate Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, and their consent to serve if elected is attached hereto as Exhibit 1. Certain required information about Mr. Wenzke is set forth below:

  Gerard J. Wenzke; Age: 58; Date of Birth: June 14, 1952; Business Address: 17 Surrey Hill Lane, Pittsford, New York 14534; Residence Address: 34 Clarke's Crossing, Fairport, New York 14450; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 1 preferred share; Professional Experience: Founder and Consultant, Distinctive Strategies LLC (2009-present), Chief Executive Officer, First Niagara Risk Management (2005-2008); Education/Other: University of Pennsylvania, Wharton School, Chubb/Wharton Executive Leadership Development Program (2001-2004), American College, Bryn Mawr Pa., Chartered Life Underwriter (1982) and Chartered Financial Consultant (1984), State University of New York College at Brockport, B.S. (Business Administration (1978); Directorships/Other: Sigma Marketing Group, Board of Directors, member (2010-present), Klein Steel Service, Board of Advisors, member (2009-Present), First Niagara Risk Management, Board of Directors, member (2005-2008), Hatch-Leonard Naples, Board of Directors, member (1987-2005) and Assurex Global, Inc., Board of Directors, member (2001-2004).

To the best of Karpus' knowledge:

  None of the Nominees, their affiliates or any other related persons, has, during the past 5 years, held any position, including as an officer, employee, director or general partner, with (i) the Fund, (ii) any investment company, or any person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and (c)(7) of the 1940 Act, having the same investment adviser, principal underwriter or Sponsoring Insurance Company (as such item is defined in the 1940 Act) or under the control of such investment adviser, principal underwriter or Sponsoring Insurance Company, as the Fund, (iii) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company and (iv) any person, directly or indirectly controlling, controlled by, or under common control of the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company.

  Since the beginning of the Fund's last two completed fiscal years, no officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company, of the Fund, or of a person directly or indirectly controlling, controlled by, or under common control thereby, serves, or has served, on the board of directors of a company of which a Nominee or any of his Immediate Family Members (as such term is defined in Schedule 14A of the Securities Exchange Act of 1934, as amended) is or was an officer.

  Since the beginning of the Fund's last two completed fiscal years, no Nominee or any of his Immediate Family Members was a party to any transaction, or series of similar transactions or is a party to any currently proposed transaction, or series of similar transactions, in which the amount involved exceeded or is to exceed $120,000 or has or has had any direct or indirect relationship, in which the amount involved exceeded or is to exceed $120,000, to which (i) the Fund, (ii) any of its officers, (iii) any investment company, or officer thereof, or any person, or officer thereof, that would be an investment company but for the exclusions provided by Sections 3(c)(1) and (c)(7) of the 1940 Act, having the same investment adviser, principal underwriter or Sponsoring Insurance Company or under the control of such investment adviser, principal underwriter or Sponsoring Insurance Company, as the Fund, (iv) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company, or officer thereof, or (v) any person, or officer thereof, directly or indirectly controlling, controlled by, or under common control of the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company, was or is to be a party.

  No Nominee or any of his Immediate Family Members has or has had any direct or indirect interest, the value of which exceeded or is to exceed $120,000, during the past five years, in (i) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company; or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company.

  No Nominee or any of his Immediate Family Members owns beneficially or of record any class of securities in (i) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company; or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company.

  None of the Nominees or any of their Immediate Family Members has, or has had since the beginning of the Company's last two completed fiscal years, or has currently proposed, any direct or indirect relationship, in which the amount involved exceeds $120,000, with any of the persons specified in paragraphs (b)(8)(i) through (b)(8)(viii) of Item 22 of Schedule 14A.

Further, the Nominees are citizens of the United States of America and the Nominees will not receive any compensation from Karpus or Cede for their services as directors of the Fund, nor are there any arrangements or understandings between Karpus, Cede, and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in the proxy statement and to serve as a director of the Fund if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Fund or any of its subsidiaries or has a material interest adverse to the Fund or any of its subsidiaries in any material pending legal proceedings.

Except as set forth elsewhere and to the best of Karpus' knowledge: (i) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (ii) Nominee owns beneficially, directly or indirectly, any securities of the Fund; (iii) Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (iv) Nominee or any of his/her/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Fund's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Fund or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (v) no Nominee or any of his/her/its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; and (vi) no part of the purchase price or market value of the securities of the Fund owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vii) Nominee has entered into any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction by or on behalf of such participant, or any shareholder associated person, with respect to shares of the Fund; (viii) no Nominee has entered into any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) by or on behalf of such participant, or any shareholder associated person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any shareholder associated person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any shareholder associated person, with respect to shares; (ix) there are no agreements, arrangements, or understandings (whether written or oral) between or among participants to this Solicitation, or any Nominee, shareholder associated person, and any other person or persons in connection with the proposal of such business and any material interest of such person or any shareholder associated person, in such business, including any anticipated benefit therefrom to such person, or any shareholder associated person; and (x) there are no material proceedings to which any of the Nominee or any of their associates is a party adverse to the Fund or any of its subsidiaries or has a material interest adverse to the Fund or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past five years.

Karpus is the sole Participant. Karpus was founded in 1986 by George Karpus and Jo Ann Van Degriff. George W. Karpus is the President, CEO and Controlling Stockholder and Jo Ann Van Degriff is Partner Emeritus. Karpus' principal business and occupation is an independent registered Investment Adviser and provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others. Karpus' principal business address is: 183 Sully's Trail, Pittsford, New York 14534 (a suburb of Rochester). During the past ten (10) years, none of the principals or Karpus has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Karpus represents beneficial ownership of 0 common shares of the Fund, or 0% of the outstanding common shares, and 265 auction rate preferred shares of the Fund or 15.7% of the total outstanding auction rate preferred shares.

Except as set forth elsewhere and to the best of Karpus' knowledge: (i) no participant in this Solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (ii) no associate of any participant in this Solicitation owns beneficially, directly or indirectly, any securities of the Fund; (iii) no participant in this Solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (iv) no participant in this Solicitation or any of his/her/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Fund's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Fund or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (v) no participant in this Solicitation or any of his/her/its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; and (vi) no part of the purchase price or market value of the securities of the Fund owned by any participant in this Solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vii) no participant in this Solicitation has entered into any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction by or on behalf of such participant, or any shareholder associated person, with respect to shares of the Fund; (viii) no participant in this Solicitation has entered into any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) by or on behalf of such participant, or any shareholder associated person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any shareholder associated person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any shareholder associated person, with respect to shares; (ix) there are no agreements, arrangements, or understandings (whether written or oral) between or among participants to this Solicitation, or any shareholder associated person, and any other person or persons in connection with the proposal of such business and any material interest of such person or any shareholder associated person, in such business, including any anticipated benefit therefrom to such person, or any shareholder associated person; and (x) there are no material proceedings to which any of the participants or any of their associates is a party adverse to the Fund or any of its subsidiaries or has a material interest adverse to the Fund or any of its subsidiaries. With respect to each of the participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past five years.

While Cede & Co. believes all required information is included herein, due to the Fund's recent 8-K filed with the U.S. Securities & Exchange Commission and the change in the Fund's meeting date, to the extent additional information is required, please advise Karpus immediately and such alleged required information will be transmitted to the Fund upon request or as soon as practicable.

Cede & Co. has been informed by Karpus that Karpus believes the nomination included in this Notice, and all exhibits hereto, are proper matters for shareholder action. Further, Karpus deems the Nominee to be an appropriate candidate for election by the vote of the Auction Rate Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, and also believes that the Nominee's presence on the Board of Directors of the Fund, as a director elected by the Auction Rate Preferred Stock voting separately as a class to elect one board member, will help to enhance shareholder value, although there can be no assurance that the election of the Nominees will improve the Fund's business or otherwise enhance shareholder value. As an Auction Rate Preferred shareholder, Karpus does not feel that it is receiving adequate representation from the existing Auction Rate Preferred shareholder directors and therefore submits the Nominee listed in this Notice.

Except as set forth herein to the best of Karpus' knowledge: (i) Karpus does not believe that the Nominee is an "interested person" of the Fund as defined in the Investment Company Act of 1940; (ii) it does not believe there is other information with respect to any Nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of securities and Exchange Commission promulgated under the Securities Exchange act of 1934, as amended; and (iii) there are no contracts, arrangements, understandings or relationships of any kind among Karpus and the Nominee and any other person with respect to the Fund.

While Cede & Co. is furnishing this Notice as the stockholder of record of the shares of Auction Rate Preferred Stock nominating Mr. Wenzke for election as a director of the Fund for election by the vote of the Auction Rate Preferred Stock, voting separately as a class to elect one board member at the Annual Meeting, it does so at the request of Participant and Karpus and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Auction Rate Preferred Stock, and Cede & Co. assumes no further responsibility in this matter.

     Sincerely,

     Cede & Co.

     BY:___________________
     Partner_______________